December 10, 2010

Mr. Robert Andrade
Chief Financial Officer
Adherex Technologies, Inc.
501 Eastowne Drive, Suite 140
Chapel Hill, NC 27514

> **Re:** **Adherex Technologies, Inc.**
> **Item 4.02 Form 8-K**
> **Filed November 2, 2010**
> **File No. 001-32295**

Dear Mr. Andrade:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Christine L. Allen
Staff Accountant